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                     January 25, 2021

       Bing Jin
       Chief Financial Officer
       JOYY Inc.
       Building B-1
       North Block of Wanda Plaza, No. 79 Wanbo Er Road
       Nancun Town, Panyu District
       Guangzhou 511442
       The People   s Republic of China

                                                        Re: JOYY Inc.
                                                            Form 20-F for the
Year Ended December 31, 2019
                                                            Filed April 27,
2020

       Dear Mr. Jin:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Technology